Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

VOLUNTARY ANNOUNCEMENT

BAIDU ANNOUNCES DUAL PRIMARY LISTING ON

THE MAIN BOARD OF THE STOCK EXCHANGE OF

HONG KONG LIMITED

Reference is made to the announcement of Baidu, Inc. (the “Company”) dated August 27, 2026. Our previously announced voluntary conversion of our secondary listing status to a dual primary listing status on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) became effective today. The Company is now a dual primary listed company on the Hong Kong Stock Exchange and the Nasdaq Global Select Market.

The Company’s ordinary shares listed on the Hong Kong Stock Exchange and the Company’s American depositary shares listed on the Nasdaq Global Select Market will continue to be fungible.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of the Company’s securities. Shareholders and potential investors should exercise caution when dealing in the Company’s securities.

By order of the Board Baidu, Inc. Mr. Robin Yanhong Li Chairman of the Board and Chief Executive Officer

Hong Kong, September 1, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.